Exhibit 99.1

Filed by ARYA Sciences Acquisition Corp II
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: ARYA Sciences Acquisition Corp II Commission File No.: 001-39311

Operator

Thank you for joining the conference call to introduce the proposed business combination between Arya Sciences Acquisition Corp II and Cerevel Therapeutics.  I’d like to introduce Tony Coles, Chairman and Chief Executive Officer of Cerevel Therapeutics, to start the call.

Tony Coles

Thank for joining our call today.  Before we discuss what we believe is a very exciting announcement and a significant milestone for both Cerevel and Arya II, I will make some important disclaimers.

Please note that today’s presentation is neither an offering of securities nor a solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement on Form S-4, containing a prospectus/proxy statement, that Arya II and Cerevel will file with the SEC in the future. The shareholders of Arya II are urged to read those filings carefully when they become available because they will contain important information about the proposed transaction.

Additionally, during the presentation we will make certain forward-looking statements that reflect our current views related to our future financial performance, future events, and industry and market conditions, as well as forward-looking statements related to the business combination, including the timing, proceeds and benefits of the transaction, as well as statements about the potential attributes and benefits of Cerevel’s product candidates and the format and timing of Cerevel’s product development activities and clinical trials.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.  We strongly encourage you to review the information that Arya II files with the SEC regarding specific risks and uncertainties - in particular, those that are described in the risk factors section of Arya II’s most recent filings.

I’d now like to hand the call over to Adam Stone, Chief Executive Officer of Arya II and Chief Investment Officer of Perceptive Advisors, the sponsor of Arya II.

Go ahead Adam.

Adam Stone

Thank you everyone for joining us.

We are extremely pleased to have announced a proposed combination of Arya II and Cerevel Therapeutics.  Concurrently with the announcement of this combination, we announced a signing of a 320 million dollar, oversubscribed private investment in public equity, or PIPE, led by Perceptive Advisors. The PIPE will include strong participation from existing Arya II shareholders;  leading life sciences investors and the existing shareholders of Cerevel, Bain Capital and Pfizer.

When we raised our Arya II SPAC, our goal was to combine with a company that was positioned to be an innovation leader in life sciences, had a differentiated approach to developing medicines, was led by a highly experienced management team, and was ready to be public.  This is exactly what we see in Cerevel.  We believe neuroscience represents the next era of innovation in biopharma, and Cerevel was founded by Bain Capital and Pfizer specifically with the goal of becoming the premier neuroscience company.

In my time as a healthcare investor, I have rarely if ever seen a pre-IPO company with a portfolio as broad and as deep as Cerevel’s.  Such an extensive portfolio requires the appropriate capital to advance its clinical programs, and this transaction provides what we believe is an optimal capital formation strategy for Cerevel.  The proposed combination with Arya II and the PIPE is expected to provide Cerevel with 445 million dollars of capital, after fees and assuming no redemptions of Arya II shares or exercise of Arya II warrants.  At the closing of the business combination, the cash held in ARYA II’s trust account, together with the PIPE financing, will substantially bolster Cerevel’s balance sheet, which we expect will enable Cerevel to advance its five clinical assets through to key milestones and move several of their pre-clinical assets into the clinic.  Cerevel plans to use this funding to generate multiple data readouts across several differentiated assets, and we believe there will be numerous opportunities in the months and years to come for Cerevel to add significant value for shareholders and for patients.

With that I’d like to hand the call back to Tony Coles, Cerevel’s Chairman and Chief Executive Officer.

Tony Coles

Thank you, Adam, for the support of Perceptive and your steadfast belief in Cerevel’s mission.  I’d also like to thank Joe, Konstantin, Mike and the rest of the Perceptive team.  It’s been an honor to work with you and we truly appreciate your confidence and commitment to Cerevel.

Let me now introduce everyone to Cerevel.  Please note that along with our announcement today, we filed an extensive presentation deck that provides details on Cerevel and this transaction.  I will refer to several of the slides in that presentation in my remarks.

Cerevel is a state-of-the-art biopharma company, dedicated to using new scientific techniques to unlock the mysteries of the brain on behalf of patients living with neuroscience diseases.  Today’s announcement demonstrates Cerevel’s commitment to a new and cutting-edge approach not only in the way we do science, but also how we think creatively about capitalizing the company and making our approach to bringing new medicines to patients financially sustainable.  As you’ll see on slide 4, Cerevel was founded through an innovative partnership between Pfizer and Bain Capital – taking the best of Pfizer’s receptor biology insights and combining it with the capital support of Bain.

On slide 5 you’ll see we have a diverse and seasoned management team with years of industry experience in discovering, developing and launching innovative therapies.

By focusing on targeting specific receptor sub-types, as you’ll see on slide 6, Cerevel’s differentiated scientific approach for developing medicines is aimed at understanding the causes of many neurological diseases and developing state-of-the-art treatments for them.

Slides 7 and 8 show the core of our value proposition - a mature and deep pipeline across multiple indications.  By advancing therapies that specifically target key receptor sub-types, our pipeline is designed to bring novel approaches to some of the most vexing questions in neuroscience.

Cerevel is taking a novel, targeted approach to neuroscience.  Therapies today that treat certain diseases often come with debilitating side effects due to how they work in the body.  We seek to target our therapies more precisely so that they achieve the same or better therapeutic benefit as the current standards of care, but with fewer off-target side effects, which has been and continues to be an important goal of patients and their families.

For example, as you’ll see on slide 10, currently approximately 21 million people worldwide struggle with schizophrenia.  We have not seen a lot of innovation in treatment options for these patients – the last big advance in treatment was in the 1990s.  And those therapies can have side effects like motor abnormalities, diabetes, and cardiovascular disease.  We believe patients and their families deserve better options and our goal is to provide them.

We are developing an M4 partial allosteric modulator, or PAM, called CVL-231, as a potential treatment for schizophrenia.  CVL-231 is a once-daily pill that selectively targets the M4 receptor in the brain, which we believe has the potential benefit of having fewer side effects without sacrificing the antipsychotic activity that is critical to controlling the symptoms of schizophrenia, as you’ll see on slide 12.

We are currently evaluating CVL-231 in a Phase 1b study in patients as well as additional PET studies, both of which are illustrated on slide 14.  We expect results from these studies in the second half of 2021.

Another area with significant unmet need that we are focused on is epilepsy.  On slide 18 you’ll see that approximately 65M people worldwide suffer from epilepsy.  Current treatments are often ineffective, have debilitating side effects, or cause withdrawal symptoms when discontinued.  We are developing CVL-865, a PAM that targets specific subunits of the GABA A receptor subtype.  We believe CVL-865 can control seizures as well as benzodiazepines, some of the most potent therapies on the market, while having an improved side effect profile and the potential for chronic dosing.

On slide 23 you’ll see the design of our Phase 2 study evaluating CVL-865 in focal onset epilepsy.  We expect results of this study in the second half of 2022.

On slide 26 you’ll see an overview of our most advanced asset, Tavapadon, a once daily pill for patients with Parkinson’s disease.  Tavapadon selectively targets the D1/D5 receptor subtypes and is designed to be used throughout all stages of Parkinson’s disease – both early stage and late stage.  We believe we can improve patients’ motor control while preventing the debilitating side effects that are so common with current treatment options.  Slides 29 and 32 illustrate our Phase 3 studies evaluating tavapadon in patients with early and late stage Parkinson’s, respectively.  We expect topline results of the Phase 3 program beginning in the first half of 2023.

I’ll finish on slide 35, the expected timeline of our portfolio.  As you’ll see, in addition to CVL-231 in schizophrenia, CVL-865 in Epilepsy, and tavapadon in Parkinson’s, we also plan to initiate a phase 1 study of CVL-865 in anxiety, a phase 2 study of CVL-871 in Alzheimer’s disease apathy, and a phase 1 study of CVL-936 in substance abuse disorder.  And, we expect at least 8 data readouts between now and the end of 2023.

The transaction we are announcing today is expected to close by the fourth quarter of this year.  Following the closing, Cerevel will then become a public company, and we expect to raise net proceeds of approximately 445 million dollars to invest in our science.  By securing new financing and entering the public market, we believe that Cerevel will have the resources we need to advance our extensive pipeline, in the hopes of bringing new treatments to patients struggling with schizophrenia, epilepsy, anxiety and Parkinson’s disease.

With that I’d like to close.  Thank you for joining us today.

Additional Information

In connection with the Business Combination, ARYA intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. ARYA will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that ARYA will send to its shareholders in connection with the Business Combination. Investors and security holders of ARYA are advised to read, when available, the proxy statement/prospectus in connection with ARYA’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of ARYA as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 51 Astor Place, 10th Floor, New York, New York 10003.

Participants in the Solicitation

ARYA, Cerevel and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ARYA’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of ARYA’s directors and officers in ARYA’s filings with the SEC, including the Registration Statement to be filed with the SEC by ARYA, which will include the proxy statement of ARYA for the Business Combination, and such information and names of Cerevel’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by ARYA, which will include the proxy statement of ARYA for the Business Combination.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.